[PacifiCorp Letterhead]


                        April __, 1995





To Holders of $1.98 No Par Serial
Preferred Stock, Series 1992:

          PacifiCorp, an Oregon corporation (the "Company"), is proposing an exchange offer for up to all of its outstanding $1.98 No Par Serial Preferred Stock, Series 1992 (the "Series 1992 Preferred Stock"). The Company is offering (the "Exchange Offer") to exchange its ___% Junior Subordinated Deferrable Interest Debentures, Series A, due 2025 (the "Debentures") for shares of Series 1992 Preferred Stock on the basis of $25 principal amount of Debentures for each share of Series 1992 Preferred Stock validly tendered and accepted for exchange in the Exchange Offer. Shares of Series 1992 Preferred Stock not accepted for exchange will be returned.

          The Exchange Offer is explained in detail in the enclosed Prospectus and Letter of Transmittal. If you want to tender your shares and participate in the Exchange Offer, the instructions for tendering are also set forth in detail in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Exchange Offer. Neither the Company nor its Board of Directors makes any recommendation to shareholders as to whether or not to tender in the Exchange Offer.

                              Very truly yours,



                              Frederick W. Buckman
                              President and
                                Chief Executive Officer